SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2011

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice regarding decision on establishing a program of purchasing own shares (Wednesday, September 7, 2011)

September 7, 2011

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice regarding decision on establishing a program of purchasing own shares

Please be advised that Kubota Corporation (“the Company”) resolved at the Board of Directors’ Meeting held on September 7, 2011 to establish a program of purchasing its own shares, pursuant to Article 156 of the Corporate law after applying the regulations of Article 165 Paragraph 3 of said law.

1. Purpose for the purchase of its own shares

The Company will purchase its shares in order to create more value per share, as a part of returning profit to shareholders.

2. Details of the purchase of its own shares

1) Type of shares to be purchased:	Shares of common stock of the Company
2) Number of shares to be purchased:	Not exceeding 20 million shares
(1.6% of total numbers of shares issued excluding treasury stock)
3) Amount of shares to be purchased:	Not exceeding ¥10 billion
4) Term of validity:	From September 8, 2011 to December 15, 2011

(Reference)

The number of treasury stock purchased pursuant to the resolutions of the Board of Directors’ Meetings and held as of September 7, 2011.

Total number of shares issued excluding treasury stock:	1,272,625,180 shares
The number of treasury stock:	13,294,000 shares

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: September 7, 2011	By:	/s/ Yoshiyuki Fujita
	Name:	Yoshiyuki Fujita
	Title:	Executive Officer
General Manager of
Global Management Promotion Department